EXHIBIIT 99.2
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                                                              [GRAPHIC OMITTED -
                                                                   COMPANY LOGO]
                                                   Compton Petroleum Corporation


FOR IMMEDIATE RELEASE                                             MARCH 11, 2003


                   COMPTON ANNOUNCES RECORD RESERVE ADDITIONS
                    AND EXCELLENT FINDING & DEVELOPMENT COSTS

CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (CMT: TSX & TSX Mid-Cap indexes) is very pleased to announce record reserve additions and excellent finding and development costs for 2002.

HIGHLIGHTS: GROWTH THROUGH EXPLORATION

o    Total established reserves        104 million boe's, up 24%, 80% gas
o    Total gas reserves                1/2 Tcf, up 24%
o    F & D costs                       $5.35/boe established, $7.92/boe proven
o    Established reserves adds         19.8 million boe, up 24%
o    Proven reserves adds              10.4 million boe, up 15%
o    Hooker, established reserves      243 bcfe, up 51%
o    Production replacement            3.2 times


FINDING AND DEVELOPMENT COSTS, $/BOE

                                           3 YEAR        5 YEAR
                              2002        AVERAGE       AVERAGE
                          -----------------------------------------
Established                $  5.35        $  7.15       $  6.30
Proven                     $  7.92        $  8.84       $  7.59


DECEMBER 31, 2002 RESERVES, ESCALATING ECONOMICS

                                           COMPANY SHARE, GROSS
                                GAS         NGL'S            OIL          TOTAL          10% DCF
                                bcf         mbbls          mbbls           mboe           $000's
                              ==================================================================
PROVEN
      Producing               289.0         5,487          5,447         59,102       $  531,947
      Non-producing            86.4         1,659          1,203         17,259          173,467
      Undeveloped              26.6           577            778          5,795           61,737
                              ------------------------------------------------------------------
TOTAL PROVEN                  402.0         7,723          7,428         82,156       $  767,151
      Probable                190.8         4,343          6,539         42,690          282,278
                              ------------------------------------------------------------------
TOTAL PROVEN & PROBABLE       592.8        12,066         13,967        124,846        1,049,429
      50% Risk Reduction      (95.4)       (2,172)        (3,270)       (21,345)        (141,139)
                              ------------------------------------------------------------------
ESTABLISHED                   497.4         9,894         10,697        103,501       $  908,290
                              ==================================================================

Note: 6mcf = 1 boe, Reserves are evaluated by Outtrim Szabo Associates Ltd.

YEAR OVER YEAR RESERVE COMPARISONS

                                        2002           2001            %
                                        mboe           mboe          Change
                                      ----------     ----------     ---------
PROVEN
      Producing                          59,102         50,443         17
      Non-producing                      17,259         13,336         29
      Undeveloped                         5,795          7,975        (27)
                                      ----------     ----------     ---------
TOTAL PROVEN                             82,156         71,754         14
      Risked Probable                    21,345         11,921         79
                                      ==========     ==========     =========
ESTABLISHED                             103,501         83,675         24
                                      ==========     ==========     =========


Compton's independent reserve report reflects the continued success of the Company's exploration and development programs. Total proven reserves at December 31, 2002 increased by 10.4 million boe or 14% from December 31, 2001. Proven producing reserves increased 17% year over year and proven non-producing reserves increased 29%. The significant increase in the non-producing category reflects behind pipe production waiting tie-in and shut-in production resulting from processing restrictions which are currently being addressed.

Development activities during the year resulted in the transfer of proven undeveloped reserves, which decreased 27%, to proven producing and proven non-producing reserves. At December 31, 2002, proven undeveloped reserves comprised only 7% of proven reserves, as compared to 11% in 2001.

Risked probable reserves increased 9,424 mboe during the year and reflect the continuing significant growth opportunities available on existing lands.

HOOKER/APHRODITE RESERVES 243 BCFE, UP 51%

Compton's ongoing exploration and development program on its tight-sandstone Basal Quartz (BQ) play in Alberta at Hooker/Aphrodite continues to demonstrate excellent results. On an established basis, reserves increased 82 bcfe or 51% to 243 bcfe at December 31, 2002 from 161 bcfe at December 31, 2001. Proven reserves, of which only 12% are proven undeveloped, comprise 81% of total established reserves at December 31, 2002.

The Company has developed approximately 33% of the BQ trend to date and will continue its exploration and development program throughout 2003 and beyond.

Subsequent to the year end, the Company has extended the boundary of the pool one township north with the drilling of two successful wells at 8-22 and 6-2 in Twp19-29-W4. Compton controls over 13,000 acres of high working interest land on trend in this Township. At year end only 15 bcfe of risked probable reserves were recorded with respect to this northern extension of the play. Both of the wells drilled have been completed, tested and are awaiting tie-in to the Mazeppa gas plant.

In the south at Aphrodite, Compton has completed a 3D seismic survey and is currently drilling its first well using the 3D. Three additional wells are planned at Aphrodite during the year.

YEAR END RESULTS AND CONFERENCE CALL

Compton will release its year end figures Monday, March 17, 2003, prior to the market opening.

Compton will be conducting a conference call and audio webcast on Monday, March 17, 2003 at 11:00 a.m. Mountain Standard Time (1:00 p.m. EST) to discuss the Company's 2002 fourth quarter and 2002 annual financial and operating results. To participate in the conference call, please contact the Conference Operator at 10:50 a.m. (MDT), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-4859
         Local Toronto (416) 640-4127

Audio webcast:

English Event URL:
http://www.newswire.ca/webcast/viewEventCNW.html?eventID=496980
---------------------------------------------------------------

French Event URL:
http://www.cnw.ca/webcast/viewEventCNW.html?eventID=496980
----------------------------------------------------------

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until March 24, 2003. Callers may dial toll-Free 1-877-289-8525 and enter Access Code 242818 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on The Toronto Stock Exchange (TSE) under the symbol "CMT" and is included in both the TSE 300 Composite Index and the TSE Mid-Cap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President and CEO or N.G. Knecht, VP Finance and CFO, Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com
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